SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 11, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 11, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and six months ended June 30, 2008. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated September 11, 2008, regarding Global Crossing (UK) Telecommunications Limited’s condensed consolidated financial results for the three and six months ended June 30, 2008.

EXHIBIT 99.1

Global Crossing Reports GCUK’s Second Quarter 2008 Results

FOR IMMEDIATE RELEASE: THURSDAY, SEPTEMBER 11, 2008

London — Global Crossing (NASDAQ: GLBC), a leading global IP solutions provider, today announced second quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 81 million pounds in revenue in the second quarter, with adjusted gross margin of 69 percent or 56 million pounds and adjusted IFRS EBITDA of 21 million pounds. (Adjusted gross margin and adjusted IFRS EBITDA are both non-GAAP metrics that are defined and reconciled below.) The company also reported cash generated from operations of 19 million pounds before interest.

“GCUK’s ongoing operational progress has continued to generate sound financial results,” said John Legere, Global Crossing’s chief executive officer. “Our focus continues on delivering an exceptional customer experience, providing differentiated service offerings, and retaining disciplined cost management to support growth initiatives and create shareholder value.”

Revenue and Margin

During the second quarter of 2008, GCUK generated revenue of 81 million pounds, 98 percent of which was produced by the “invest and grow” business category — namely that part of the business focused on serving enterprises and carrier customers excluding wholesale voice. Total revenue represented a 3 percent or 2 million pounds sequential increase over the previous quarter and an 11 percent or 8 million pounds increase over the second quarter of 2007. The sequential and year-over-year increases were primarily due to incremental billings from existing customers and revenues from new business.

Adjusted gross margin (as defined in table 6 that follows) for the second quarter of 2008 was 56 million pounds or 69 percent of revenue. This compares with adjusted gross margin of 54 million pounds or 69 percent of revenue in the first quarter of 2008 and 51 million pounds or 70 percent of revenue in the second quarter of 2007.

Costs

Cost of revenue, which includes cost of access, technical real estate, network and operations, third-party maintenance and cost of equipment sales, was essentially flat compared with the first quarter of 2008 at 51 million pounds in the second quarter of 2008 and increased from 47 million pounds in the second quarter of 2007. The year-over-year increase was primarily due to higher access costs associated with increased revenue, as well as higher equipment costs due to increased equipment sales as part of a recently signed large contract in the government sector.

Sales, general and administrative expenses (SG&A) for the second quarter were 10 million pounds, compared with 9 million pounds in the first quarter of this year and 11 million pounds in the second quarter of 2007. The sequential increase in SG&A is primarily attributable to an increase in the allocation of corporate overhead costs, higher sales commissions, as well as higher salary costs driven by augments to the sales force implemented earlier in the year.

Earnings

GCUK’s adjusted IFRS EBITDA for the second quarter was 21 million pounds, compared with 21 million pounds in the first quarter of this year and 17 million pounds in the second quarter of 2007.

GCUK recorded a profit of 1 million pounds for the second quarter of 2008, compared with a profit of 1 million pounds in the first quarter of 2008 and a loss of 1 million pounds in the second quarter of 2007. The year-over-year increase in net profit was primarily driven by an increase in IFRS EBITDA offset by less favorable exchange rate movement on U.S. dollar-denominated Senior Secured Notes in the second quarter of 2008 compared with the same period in 2007.

Cash Position

As of June 30, 2008, GCUK had 27 million pounds of cash and cash equivalents. Cash generated from operations during the second quarter totaled 19 million pounds. GCUK’s net decrease in cash and cash equivalents was 6 million pounds in the second quarter, including interest paid of 16 million pounds and 8 million pounds for capital expenditures and principal payments on finance leases, respectively.

Non-GAAP Financial Measures

Pursuant to the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of adjusted IFRS EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported herein include unaudited consolidated financial results for the three months ended June 30, 2008 and 2007 and unaudited consolidated financial results for the three months ended March 31, 2008; the unaudited consolidated balance sheet as of June 30, 2008; and the audited consolidated balance sheet as of December 31, 2007, in accordance with IFRS. GCUK’s results for the second quarters of 2008 and 2007 and the first quarter of 2008 were included in Global Crossing’s consolidated results previously reported on August 5, 2008, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and in U.S. dollars.

Conference Call

Management has scheduled a conference call for Thursday, September 11, 2008, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2900 or +44 (0) 800 528 0985. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, September 11, 2008, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, September 18, 2008 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21392074. UK callers may access the replay by dialing +44 (0) 870 000 3081 or +44 (0) 800 692 0831 and entering reservation number 21392074.

ABOUT GLOBAL CROSSING UK TELECOMMUNICATIONS LIMITED

Global Crossing UK Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects approximately 400 cities in about 45 countries worldwide, and delivers services to more than 690 cities in more than 60 countries and six continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; a change of control could lead to the termination of many of the company’s government contracts; insolvency could lead to termination of certain of the company’s contracts; slower than anticipated adoption by customers of next generation products; risks relating to the operation, administration, maintenance and repair of our systems; terrorist attacks or other acts of violence or war that may adversely affect the financial markets and our business and operations; the accuracy of our real estate restructuring provision; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; the sharing of corporate and operational services with our parent; our ability to raise capital through financing activities and otherwise to access capital markets; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Steve Cross

+ 1 973 937 0245

steve.cross@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Financial Tables Follow

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenue

Results below are in pounds sterling in thousands

	Three months ended
	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Enterprise and carrier data	£78,930	£76,958	£71,451
Wholesale voice	1,618	1,319	1,267

	80,548	78,277	72,718
Global Crossing group companies	125	125	125

Consolidated revenue	£80,673	£78,402	£72,843

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
IFRS in IFRS Reporting Format	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenue	£80,673	£78,402	£72,843
Cost of sales	(49,628)	(48,592)	(43,139)

Gross profit	31,045	29,810	29,704

Distribution costs	(4,660)	(4,073)	(3,872)
Administrative expenses	(17,597)	(16,987)	(20,173)

Operating profit	8,788	8,750	5,659

Finance revenue	1,044	1,036	809
Finance charges	(8,639)	(8,735)	(6,854)

Profit (loss) before tax	1,193	1,051	(386)

Tax benefit (charge)	51	(244)	(645)

Profit (loss) before tax	£1,244	£807	£(1,031)

	Three months ended
IFRS in U.S. Reporting Format	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
REVENUE	£80,673	£78,402	£72,843

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(25,105)	(24,048)	(21,636)
Real estate, network and operations	(12,464)	(12,735)	(13,430)
Third party maintenance	(4,559)	(4,417)	(4,544)
Cost of equipment sales	(8,766)	(8,882)	(7,133)

Total cost of revenue	(50,894)	(50,082)	(46,743)

Selling, general and administrative	(10,025)	(8,619)	(10,740)
Depreciation and amortization	(10,976)	(10,951)	(9,887)

Total operating expenses	(71,895)	(69,652)	(67,370)

OPERATING INCOME	8,778	8,750	5,473

OTHER INCOME (EXPENSE)
Interest expense, net	(7,591)	(7,759)	(7,577)
Other income, net	6	60	1,718

INCOME (LOSS) BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	1,193	1,051	(386)
Benefit (provision) for income taxes	51	(244)	(645)

NET INCOME (LOSS)	£1,244	£807	£(1,031)

Note:	The classification differences between reporting under IFRS and U.S. Generally Accepted Accounting Principles (GAAP) are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance charges, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Balance Sheets

Results below are in pounds sterling in thousands (except share information)

	June 30, 2008	December 31, 2007
	(unaudited)	(audited)
Non current assets
Intangible assets, net	£12,391	£13,351
Property, plant and equipment, net	180,666	185,719
Investment in associate	200	200
Retirement benefit asset	961	961
Trade and other receivables	28,298	28,511

	222,516	228,742

Current assets
Trade and other receivables	72,067	66,237
Cash and cash equivalents	27,368	23,954

	99,435	90,191

Total assets	£321,951	£318,933

Current liabilities
Trade and other payables	£(76,204)	£(65,619)
Senior secured notes	(5,982)	(1,158)
Deferred revenue	(45,928)	(47,126)
Provisions	(1,883)	(2,137)
Obligations under finance leases	(11,125)	(11,945)
Other debt obligations	(616)	(463)
Derivative financial instrument	(852)	(1,048)

	(142,590)	(129,496)

Non current liabilities
Trade and other payables	(492)	(650)
Senior secured notes	(242,267)	(247,788)
Deferred revenue	(103,080)	(106,961)
Retirement benefit obligation	(2,943)	(3,110)
Provisions	(3,816)	(4,160)
Obligations under finance leases	(15,122)	(20,242)
Other debt obligations	(472)	(430)
Derivative financial instrument	(426)	(1,048)

	(368,618)	(384,389)

Total liabilities	(511,208)	(513,885)

Net liabilities	£(189,257)	£(194,952)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	30,501	27,648
Hedging reserve	(1,244)	(2,035)
Accumulated deficit	(218,615)	(220,666)

Total equity	£(189,257)	£(194,952)

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Condensed Consolidated Cash Flow Statements

Results below are in pounds sterling in thousands

	Six Months Ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Operating activities:
Profit (loss) for the period	£2,051	£(511)
Adjustments for:
Finance costs, net	15,294	13,474
Income tax charge	193	905
Depreciation of property, plant and equipment	17,500	17,051
Amortization of intangible assets	1,060	1,572
Share based payment expense	2,853	1,932
Loss on disposal of property, plant and equipment	—	266
Equity income from associate	—	(37)
Change in provisions	(730)	(972)
Change in operating working capital	(661)	(10,081)
Change in other assets and liabilities	(3,417)	656

Cash generated from operations	34,143	24,255
Interest paid	(16,573)	(16,870)

Net cash provided by operating activities	£17,570	£7,385

Investing activities:
Interest received	£1,262	£2,380
Purchase of property, plant and equipment	(9,450)	(15,901)

Net cash used in investing activities	£(8,188)	£(13,521)

Financing activities:
Loans provided to group companies	£—	£(2,500)
Loans repaid by group companies	—	6,100
Repayment of Senior Secured notes	(1,158)	—
Repayment of capital elements under finance leases	(5,058)	(4,053)
Proceeds from other debt obligations	474	774
Repayment of capital element of other debt obligations	(226)	—

Net cash (used in) provided by financing activities	£(5,968)	£321

Net increase (decrease) in cash and cash equivalents	£3,414	£(5,815)
Cash and cash equivalents at the beginning of period	23,954	40,309

Cash and cash equivalents at the end of period	£27,368	£34,494

Non cash financing activities:
Capital lease and debt obligations incurred	£860	£5,887

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of adjusted IFRS EBITDA to Profit (Loss) for the Period (unaudited)

Results below are in pounds sterling in thousands

	Three months ended
	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£21,118	£21,200	£16,763
Non-cash stock compensation	(1,354)	(1,499)	(1,217)
Depreciation and amortization	(10,976)	(10,951)	(9,887)
Finance revenue	1,044	1,036	809
Finance costs	(8,639)	(8,735)	(6,854)
Taxation	51	(244)	(645)

Profit (loss) for period	£1,244	£807	£(1,031)

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted IFRS EBITDA, which is considered a non-GAAP financial metric, to profit (loss) for the period, which is the most directly comparable IFRS measure. Management believes that adjusted IFRS EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. Adjusted IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

Adjusted IFRS EBITDA consists of profit (loss) for the period before non-cash stock compensation, taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

Table 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)

Results below are in pounds sterling in thousands

	Three months ended
	June 30, 2008	March 31, 2008	June 30, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£55,568	£54,354	£51,207
Less:
Customer-specific costs	(9,849)	(10,020)	(8,116)
Third-party maintenance	(4,559)	(4,417)	(4,544)
Depreciation & amortization (included within cost of sales)	(10,115)	(10,107)	(8,843)

Gross Profit (IFRS)	£31,045	£29,810	£29,704

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted gross margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believe that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the income statement and to provide comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: September 11, 2008